# GOLDEN HOPE MINES LIMITED

***Suite 1320***
***4 King Street West***
***Toronto, Ontario, M5H 1B6***

03 FEB -6 AM 7:21

82-3023

03003679

January 28, 2003

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

SUPPL

Dear Sirs:

Reference: Golden Hope Mines Limited – File No. 82-4991

Please find attached copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada StockWatch and Market News.

Yours very truly,

GOLDEN HOPE MINES LIMITED

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Debra Chapman
Assistant Secretary

/dc

Encl.

cc: Quebec Securities Commission

dlw 2/10

# GOLDEN HOPE MINES LIMITED


*Suite 1320*
*4 King Street West*
*Toronto, Ontario, M5H 1B6*


File No. 82-4991

# NEWS RELEASE

TSX Venture Exchange: YGH.V
S.E.C. Exemption: 12(g)3-2(b)

January 28, 2003

## Advanced Exploration of Gold Holdings Approved as Major 2003 Program

With gold back in favor and counting on its having a ways to go, Golden Hope Mines Limited plans to reassess the merits and timeliness of further exploration of its mineral holdings in the Bellchasse Mineral Belt south of Quebec City, Quebec. Extensive work in the region by the Company in the 1980's and 1990's established the presence of large mineral systems containing a diversity of gold and gold-base metal occurences. All occurences are essentially roadside in a rural region of highly developed infrastructure.

The principal focus of renewed evaluation will be on the Bellchasse Deposit, a partially defined concentration of gold-quartz mineralization offering bulk mining possibilities. The gold is commonly coarse and "nuggety" in character; finer gold is pervasive throughout the defined system. Systematic grade determinations have not been made but it is clear that coarse gold is essential to the overall grade composition of the deposit. Industry experience has shown that coarse gold does not accurately respond to sampling by routine drilling methods. Alternative technology involving large surface samples – bulk samples – is preferable for overcoming the problematic nugget effect.

Among other good exploration possibilities, the Champagne Deposit will receive significant attention. The partially defined deposit consists of classical massive sulfide, typical of the class of deposit worldwide. It contains values in copper, lead, zinc and silver and a strong credit in gold. When last investigated in 1991 a step-out hole 2,000 feet west of the Champagne Deposit intersected discovery quality mineralization consisting of 15.0 feet of massive sulfides typical of the main deposit. There has been no follow-up investigation of this important occurrence.

The coming months will be dedicated to organization and planning of a surface bulk sampling operation of the Bellchasse Deposit beginning in the spring of 2003. Definition drilling will be done concurrently.

In the meantime, some drilling will be directed to the fringe reaches of the Bellchasse Deposit as presently known to investigate specific targets and to further define geological controls. Winter drilling in the Champange area is also contemplated, seasonal constraints permitting.

**ON BEHALF OF THE BOARD**

*"Debra Chapman"*

Debra Chapman
Assistant Secretary

For further information, please contact Robert E. Schaaf, P.Eng at 506-465-0088.

*The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.*